EXHIBIT 99.3

Notice of Exercise of Lease Option

Extension 1

To Avalon Development Enterprises, Inc., a Florida corporation (Landlord):

1. Exercise of Lease Option

Godels, Solomon, Barber & Company, L.L.C., a Florida limited liability company (Tenant), exercises its option to extend through March 1, 2009 its tenancy of the following premises: 770 1st Avenue N.

2. Notice to Landlord

This notice is given in accordance with the Net Lease for Entire Building - Godels, Solomon, Barber & Company, L.L.C. covering Tenant's current tenancy of the premises, dated May 1, 1999 and originally ending April 1, 2004.

TENANT

Godels, Solomon, Barber & Company, L.L.C.,
a Florida limited liability company
770 1st Avenue N.
St. Petersburg, Florida 33701

Dated:March 1, 2004

By:	/s/Charles P. Godels
Charles P. Godels
Member